Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD, CENTRAL

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number +852-2514-7650	E-mail Address clin@stblaw.com

September 19, 2017

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, D.C. 20549

Attention:                                         Ms. Anny Nguyen Parker
Mr. Donald E. Field
Mr. J. Nolan McWilliams
Ms. Amy Geddes
Ms. Theresa Brillant

Re:                             BEST Inc.
Amendment No. 4 to Registration Statement on Form F-1
File Number:  333-218959

Ladies and Gentlemen:

On behalf of our client, BEST Inc., an exempted company organized under the laws of the Cayman Islands (the “Company”), we enclose herewith for filing via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 6 (“Amendment No. 6”) to the Company’s above-referenced registration statement on Form F-1 (the “Registration Statement”).

We enclose herewith ten (10) courtesy copies of Amendment No. 6, which has been marked to show changes to the Registration Statement filed with the Commission on September 6, 2017 (the “September 6 Filing”).

DANIEL FERTIG   ADAM C. FURBER   IAN C. HO   ANTHONY D. KING   CELIA C.L. LAM   CHRIS K.H. LIN   JIN HYUK PARK   KATHRYN KING SUDOL   CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK   BEIJING   HOUSTON   LONDON   LOS ANGELES   PALO ALTO   SÃO PAULO   SEOUL   TOKYO   WASHINGTON, D.C.

The Company has revised the September 6 Filing to (i) reduce the number of Class A ordinary shares, represented by American depositary receipts, to be offered in its initial public offering, (i) to adjust down the estimated range of the offering price for its initial public offering and (iii) to disclose a material indication of interest received in its initial public offering, as well as make related updates to the disclosure.

The Company expects to price its initial public offering today, September 19, 2017 and, along with the underwriters, has submitted a request to the staff of the Commission pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933 to request that the effectiveness of the above-referenced registration statement (the “F-1 Registration Statement”) be accelerated to, and that the F-1 Registration Statement become effective at, at, 4:00 P.M., Eastern Daylight Time today, September 19, 2017, or as soon as practicable thereafter.

We greatly appreciate the Staff’s cooperation with the Company to achieve this offering timetable.

*              *              *              *              *

If you have any questions regarding Amendment No. 6, please do not hesitate to contact me at +852 2514-7650 (office) or clin@stblaw.com (e-mail), or my colleagues Daniel Fertig at +852 2514-7660 (office) or dfertig@stblaw.com (e-mail) or Yi Gao at +852 2514-7620 (office) or ygao@stblaw.com (e-mail).

Questions pertaining to accounting and auditing matters should be directed to John Qian at +86 21 2228-3106 of Ernst & Young Hua Ming LLP, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Chris K.H. Lin
Chris K.H. Lin

Enclosures

cc:                                Shao-Ning Johnny Chou, Chairman and Chief Executive Officer

Lei Guo, Chief Accounting Officer and Vice President of Finance

BEST Inc.

Daniel Fertig

Yi Gao

Brian Mathes

Simpson Thacher & Bartlett LLP

Yilong Du

Latham & Watkins LLP

John Qian

Ernst & Young Hua Ming LLP